SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                PRICELLULAR CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   741504104
                                 --------------
                                 (CUSIP Number)

                                    Copy to:

Edward G. Grinacoff                       Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor              750 Lexington Avenue
New York, New York 10153                  New York, New York 10022
Telephone (212) 754-8100                  Telephone (212) 735-8600


--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 11, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No.   741504104                        13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                           Sandler Capital Management
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
         Pursuant to Items 2(d) and 2(e)
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                          New York
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     367,168 shares                        1.9%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      0 shares                                0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      367,168 shares                        1.9%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 367,168 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)             1.9%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   741504104                        13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                               Michael J. Marocco
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
         Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     664,068 shares                        3.5%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      0 shares                                0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      664,068 shares                        3.5%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 664,068 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                        3.5%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   741504104                        13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                   Barry Lewis
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
         Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     0 shares                                0%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      0 shares                                0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      0 shares                                0%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                    0 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                          0%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   741504104                        13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                 John Kornreich
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
         Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     664,068 shares                        3.5%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      0 shares                                0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      664,068 shares                        3.5%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 664,068 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                        3.5%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   741504104                        13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                 Harvey Sandler
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
         Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  214,022 shares                        1.1%
                  -------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     701,568 shares                        3.6%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      214,022 shares                        1.1%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      701,568 shares                        3.6%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 915,590 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                        4.8%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   741504104                        13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                 Andrew Sandler
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
         Pursuant to Items 2(d) and 2(e)
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     664,068 shares                        3.5%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      0 shares                                0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      664,068 shares                        3.5%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 664,068 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                        3.5%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   741504104                        13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                 Phyllis Sandler
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
         Pursuant to Items 2(d) and 2(e)
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  37,500 shares                          .2%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     214,022 shares                        1.1%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      37,500 shares                          .2%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      214,022 shares                        1.1%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 251,522 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                        1.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement dated July 11, 1997, constitutes Amendment No. 1 to the
Schedule 13D, dated June 18, 1996, regarding the reporting person's ownership of certain securities of Pricellular Corp. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Pursuant to Rule 13d-2, it shall restate the entire text of the Schedule except for information which has not materially changed since the filing of the Schedule.

      All references to the Class A Common Stock reflect a 5:4 stock split in October, 1996.

ITEM 1.     Security and Issuer.
            --------------------

            (a) Class A Common Stock, $0.01 par value per share (CUSIP No. 741504104).

            (b)   Pricellular Corp.
                  45 Rockefeller Plaza
                  Suite 3201
                  New York, New York 10020

ITEM 2.     Identity and Background

      The Reporting Persons are Sandler Associates ("SA"), a New York limited partnership, Sandler Capital Management, a registered investment adviser and a New York general partnership ("SCM"), and Harvey Sandler, Barry Lewis (through June 30, 1997), John Kornreich, Michael Marocco and Andrew Sandler (each, an "Individual", collectively, the "Individuals"). Each Individual is a general partner of SA. SCM holds shares on behalf of certain managed accounts with respect to which SCM exercises investment and voting discretion. Each Individual, through a Delaware or New York corporation that is controlled by such Individual and that serves as a general partner of SCM, may be deemed to be a beneficial owner of the shares of the Common Stock held by such managed accounts. Also included in this filing are shares owned by Harvey Sandler and Phyllis Sandler in their personal investment accounts.

      1.    (a)   Sandler Capital Management, a registered investment adviser and a general partnership organized under the laws of the State of New York ("SCM").

            (b)   Address:
                              767 Fifth Avenue, 45th Floor
                              New York, New York 10153

            (c)   Principal Occupation: Investments.

            (d)   No.

            (e)   No.

                  Harvey Sandler, John Kornreich and Andrew Sandler each control a Delaware corporation and Michael Marocco controls a New York corporation. Each of these corporations are the general partners of SCM.

      2.    (a)   Michael J. Marocco, is the sole shareholder of MJDM Corp.
(Effective January 1, 1997, MJM Media Corp. transferred and assigned its interest in SCM to MJDM Corp., a New York corporation.)

            (b)   Address:
                              767 Fifth Avenue, 45th Floor
                              New York, New York 10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  MJDM Corp. is a general partner of SCM.

      3.    (a)   Barry Lewis, is the majority shareholder of EMEBE Corp.

            (b)   Address:
                              767 Fifth Avenue, 45th Floor
                              New York, New York 10153


            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  EMEBE Corp. was a general partner of SCM through June 30, 1997.

      4.    (a)   John Kornreich is the majority shareholder of Four JK Corp.

            (b)   Address:
                              767 Fifth Avenue, 45th Floor
                              New York, New York 10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  Four JK Corp. is a general partner of SCM.

      5.    (a)   Harvey Sandler is the sole shareholder of ARH Corp.

            (b)   Address:
                              767 Fifth Avenue, 45th Floor
                              New York, New York 10153

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  ARH Corp. is a general partner of SCM. Harvey Sandler is the husband of Phyllis Sandler and the father of Andrew Sandler.

      6.    (a)   Andrew Sandler is the majority member of ALSI, LLC.

            (b)   Address:
                              767 Fifth Avenue, 45th Floor
                              New York, New York 10153

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  ALSI, LLC is a general partner of SCM. Andrew Sandler is the son of Harvey Sandler and Phyllis Sandler.

      7.    (a)   Phyllis Sandler

            (b)   Address:
                              17663 Lake Estate Drive
                              Boca Raton, Floria 33496

            (c)   Principal Occupation: Investor

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  Phyllis Sandler is the wife of Harvey Sandler and the mother of Andrew Sandler.

ITEM 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            The source and amount of funds for the acquisition of the shares of Class A Common Stock was the general working capital of SA, SCM and the working capital in the personal investment accounts of Harvey and Phyllis Sandler. In the aggregate 1,162,140 shares of the Class A Common Stock were acquired for a total purchase price of $10,142,108.

     Name                         # of Shares               Purchase Price
     ----                         -----------               --------------

Sandler Associates                  448,750                   $3,711,962
Accounts Managed by SCM             461,868                   $4,416,743
Harvey Sandler                      214,022                   $1,702,840
Phyllis Sandler                      37,500                   $  310,563

ITEM 4.     Purpose of Transaction.
            -----------------------

      The shares of Class A Common Stock held by the Reporting Persons are held for investment purposes.

      The Reporting Persons have no plans or proposals which relate to or would result in any actions set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.     Interests in Securities of the Issuer.
            --------------------------------------

            (a) The following list sets forth the aggregate number and percentage (based on 19,235,654 shares of Class A Common Stock outstanding as reported in the Issuer's Proxy Statement, dated April 18, 1997) of outstanding shares of Class A Common Stock owned beneficially by each reporting person named in Item 2, as of July 11, 1997:

                                                           Percentage of Shares
                                    Shares of Class A           of Class A
                                       Common Stock            Common Stock
         Name                       Beneficially Owned      Beneficially Owned
         ----                       ------------------      ------------------


Sandler Capital Management             367,168(1)                  1.9%

Michael J. Marocco                     664,068(1,2,5)              3.5%

Barry Lewis                                  0                       0%

John Kornreich                         664,068(1,2,5)              3.5%

Harvey Sandler                         915,590(1,2,3,4,5)          4.8%

Andrew Sandler                         664,068(1,2,5)              3.5%

Phyllis Sandler                                                    1.3%
                                       251,522(3,4,5)


            (b) By virtue of being the sole stockholder of MJDM Corp., and a general partner or SA, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 664,068 shares of Class A Common Stock, representing approximately 3.5% of the outstanding Class A Common Stock.

                  By virtue of being the majority stockholder of Four JK Corp., and a general partner of SA, John Kornreich may be deemed to have shared power to vote and to dispose of 664,068 shares of Class A Common Stock, representing approximately 3.5% of the outstanding Class A Common Stock.

                  By virtue of being the sole stockholder of ARH Corp., a general partner of SA, and the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 701,568 shares of Class A Common Stock, representing approximately 3.6% of the outstanding Class A Common Stock. Harvey Sandler has sole power to vote and to dispose of 214,022 shares of Class A Common Stock, representing approximately 1.1% of the outstanding Class A Common Stock.

----------

(1) Includes 367,168 shares of Class A Common Stock held for accounts managed by SCM.

(2) Includes 296,900 shares of Class A Common Stock owned by Sandler Associates.

(3) Includes 37,500 shares of Class A Common Stock owned by Phyllis Sandler.

(4) Includes 214,022 shares of Class A Common Stock owned by Harvey Sandler.

(5) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her /its equity interest therein.

                  By virtue of being the majority member of ALSI, LLC, and a general partner of SA, Andrew Sandler may be deemed to have shared power to vote and to dispose of 664,068 shares of Class A Common Stock, representing approximately 3.5% of the outstanding Class A Common Stock.

                  Phyllis Sandler has sole power to vote and to dispose of 37,500 shares of Class A Common Stock, representing approximately .2% of the outstanding Class A Common Stock. By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 214,022 shares of Class A Common Stock, representing approximately 1.1% of the outstanding Class A Common Stock.

            (c) The following is a description of all transactions of Class A Common Stock of the Issuer by the persons identified in Item 2 of the Schedule 13D effected from May 10, 1997 through July 11, 1997, inclusive:


                                Purchase       Number of Shares      Purchase
Name of Shareholder           or Sale Date   Purchased or (Sold)   or Sale Price
-------------------           ------------   -------------------   -------------
Account Managed by               6/18/97           (2,500)             $8.50
Sandler Capital Management
                                 6/19/97           (5,000)             $8.63
                                 6/30/97           20,000              $9.09
                                 7/1/97            84,000*             $7.77
                                 7/2/97            (2,500)             $9.00
                                 7/8/97           (52,125)             $9.00
                                 7/9/97           (35,500)             $9.00
                                 7/10/97          (13,700)             $9.00
                                 7/11/97          (31,625)             $8.93

                                Purchase       Number of Shares       Purchase
Name of Shareholder           or Sale Date   Purchased or (Sold)   or Sale Price
-------------------           ------------   -------------------   -------------
Sandler Associates               7/1/97            (2,600)             $9.00
                                 7/1/97           (84,000)*            $7.77
                                 7/8/97           (24,375)             $9.00
                                 7/9/97            (7,775)             $9.00
                                 7/10/97          (17,500)             $9.00
                                 7/11/97          (15,600)             $9.00

                  *On July 1, 1997, Sandler Associates transferred 84,000 shares of Class A Common Stock to accounts managed by Sandler Capital Management.

                  All other transactions were affected on the American Stock Exchange.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Effective July 11, 1997, the reporting persons ceased to be beneficial owners of more than five percent (5%) of the Class A Common Stock.

ITEM 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------

            Not applicable.

ITEM 7.     Material to be Held as Exhibits.
            --------------------------------

            Exhibit 7.01 Joint Filing Agreement.

                                    Signature

                  After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: October 22, 1997

                                          SANDLER CAPITAL MANAGEMENT

                                          By: ARH Corp.

                                              By: s/ Edward Grinacoff
                                                  ------------------------------
                                                  Name:  Edward Grinacoff
                                                  Title: Secretary and Treasurer


                                                  s/ Harvey Sandler
                                                  ------------------------------
                                                  Harvey Sandler


                                                  s/ Michael Marocco
                                                  ------------------------------
                                                  Michael Marocco


                                                  s/ Barry Lewis
                                                  ------------------------------
                                                  Barry Lewis


                                                  s/ John Kornreich
                                                  ------------------------------
                                                  John Kornreich


                                                  s/ Andrew Sandler
                                                  ------------------------------
                                                  Andrew Sandler


                                                  s/ Phyllis Sandler
                                                  ------------------------------
                                                  Phyllis Sandler


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT
                             ----------------------

      In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Pricellular Corp. and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 22nd day of October, 1997.

                                          SANDLER CAPITAL MANAGEMENT

                                          By: ARH Corp.

                                              By: s/ Edward Grinacoff
                                                  ------------------------------
                                                  Name:  Edward Grinacoff
                                                  Title: Secretary and Treasurer


                                                  s/ Michael J. Marocco
                                                  ------------------------------
                                                  Michael J. Marocco


                                                  s/ Barry Lewis
                                                  ------------------------------
                                                  Barry Lewis


                                                  s/ John Kornreich
                                                  ------------------------------
                                                  John Kornreich


                                                  s/ Harvey Sandler
                                                  ------------------------------
                                                  Harvey Sandler


                                                  s/ Andrew Sandler
                                                  ------------------------------
                                                  Andrew Sandler


                                                  s/ Phyllis Sandler
                                                  ------------------------------
                                                  Phyllis Sandler